Mail Stop 4561

April 23, 2008

Mr. Michael V. Pappagallo
Chief Financial Officer
Kimco Realty Corporation
3333 New Hyde Park Road
New Hyde Park, NY 11042-0020

  Re: Kimco Realty Corporation
    Form 10-K for the year ended December 31, 2007
    File No. 001-10899

Dear Mr. Pappagallo:

  We have completed our review of the above referenced filing and have no further comments at this time.

       Sincerely,

       Kevin Woody
       Branch Chief